Exhibit 99.1

ALTERITY THERAPEUTICS LIMITED (“the Company”)
ABN 37 080 699 065

21 October 2025

ALTERITY THERAPEUTICS LIMITED

ANNUAL GENERAL MEETING – NOTICE AND PROXY FORM

Dear Shareholders

2025 ANNUAL GENERAL MEETING

The Company’s annual general meeting is scheduled to be held at the offices of Deloitte Australia, Level 30, 477 Collins Street, Melbourne, VIC 3000 on Friday, 21 November 2025 at 11:00am (AEDT) (Meeting).

In accordance with new provisions under the Corporations Act, the Company will not be sending hard copies of the Notice of Meeting to shareholders unless a shareholder has previously requested a hard copy. The Notice of Meeting can be viewed and downloaded at https://alteritytherapeutics.com/investor-overview/asx-announcements.

The Company strongly encourages Shareholders to lodge a directed proxy form prior to the meeting. Questions should also be submitted in advance of the Meeting as this will provide management with the best opportunity to prepare for the Meeting, for example by preparing answers in advance to Shareholders questions. However, votes and questions may also be submitted during the Meeting. Further details of how to participate in the Meeting are set out in the Online Meeting Guide.

Please find links to important Meeting documents: Notice of Meeting and Explanatory Memorandum: https://alteritytherapeutics.com/investor-overview/asx-announcements.

If you have nominated an email address and have elected to receive electronic communications from the Company, you will also receive an email to your nominated email address with a link to an electronic copy of the important Meeting documents.

If you are unable to access any of the important Meeting documents online, please contact the Company Secretary, Abby Macnish Niven, via email at cfo@alteritytx.com.

The Company will notify Shareholders via the Company’s website at www.alteritytherapeutics.com and the Company’s ASX Announcement Platform at asx.com.au (ASX:ATH) if changing circumstances impact the planning or arrangements for the Meeting.

This announcement is authorised for market release by the Board of Alterity Therapeutics Limited.

Yours sincerely,

Abby Macnish Niven

CFO & Company Secretary

Alterity Therapeutics Limited

ABN 37 080 699 065

NOTICE OF ANNUAL GENERAL
MEETING AND EXPLANATORY
MEMORANDUM TO
SHAREHOLDERS

Date of Meeting:	Friday, 21 November 2025
Time of Meeting:	11:00am (Melbourne time)
Place of Meeting:	Deloitte Australia Offices, Level 30, 477 Collins Street,
Melbourne VIC 3000

A Proxy Form is enclosed or has otherwise been provided to you

Please read this Notice and Explanatory Memorandum carefully.

If you are unable to attend the Annual General Meeting you are encouraged to appoint a proxy to vote on your behalf.

Alterity Therapeutics Limited

ABN 37 080 699 065

Notice of Annual General Meeting

Notice is given that the Annual General Meeting of Shareholders of Alterity Therapeutics Limited ABN 37 080 699 065 will be held at Deloitte Australia Offices, Level 30, 477 Collins Street, Melbourne VIC 3000 on Friday, 21 November 2025 at 11:00am (Melbourne time) for the purpose of transacting the following business referred to in this Notice of Annual General Meeting.

AGENDA

Financial reports

To receive and consider the financial report of the Company for the year ended 30 June 2025, together with the Directors’ Report and the Auditor’s Report as set out in the Annual Report.

1	Resolution 1 – Non-binding resolution to adopt Remuneration Report

To consider and, if thought fit, pass the following resolution as a non-binding resolution:

“That the Remuneration Report for the year ended 30 June 2025 as set out in the Annual Report be adopted.”

Note: The vote on this Resolution is advisory only and does not bind the Directors or the Company. Shareholders are encouraged to read the Explanatory Memorandum for further details on the consequences of voting on this Resolution.

Voting exclusion statement: The Company will disregard any votes cast on the Resolution by or on behalf of a member of the Key Management Personnel whose remuneration details are included in the Remuneration Report, or their Closely Related Parties. However, the Company need not disregard a vote if:

(a)	it is cast by a person as a proxy appointed by writing that specifies how the proxy is to vote on the proposed Resolution or the proxy is the Chair of the Meeting and the appointment of the Chair as proxy does not specify the way the proxy is to vote on the resolution and expressly authorises the Chair to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel; and

(b)	it is not cast on behalf of a member of the Key Management Personnel whose remuneration details are included in the Remuneration Report, or their Closely Related Parties.

Further, a Restricted Voter who is appointed as a proxy will not vote on the Resolution unless:

(a)	the appointment specifies the way the proxy is to vote on the Resolution; or

(b)	the proxy is the Chair of the Meeting and the appointment expressly authorises the Chair to exercise the proxy even though the Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel. Shareholders should note that the Chair intends to vote any undirected proxies in favour of the Resolution.

Shareholders may also choose to direct the Chair to vote against the Resolution or to abstain from voting.

If any of the persons named above purport to cast a vote other than as permitted above, that vote will be disregarded by the Company (as indicated above) and those persons may be liable for breaching the voting restrictions that apply to them under the Corporations Act.

2	Resolution 2 – Re-election of Mr Brian Meltzer as a Director

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, Mr Brian Meltzer, who retires in accordance with clauses 20.1 and 20.2 of the Constitution, Listing Rule 14.4, and Listing Rule 14.5 and, being eligible for re-election, be re- elected as a Director.”

3	Resolution 3 – Ratification of issue of Placement Shares under Listing Rule 7.1

To consider and, if thought fit to pass the following resolution as an ordinary resolution:

“That, for the purpose of Listing Rule 7.4 and for all other purposes, Shareholders ratify the issue of 920,874,966 Placement Shares (at an issue price of $0.012 each) on 15 September 2025 to institutional and sophisticated investors under the Placement on the terms and conditions set out in the Explanatory Memorandum.”

Voting exclusion statement: The Company will disregard any votes cast in favour of the Resolution by or on behalf of:

(a)	a person who participated in the issue or is a counterparty to the agreement being approved; or

(b)	an Associate of those persons.

However, this does not apply to a vote cast in favour of the Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b)	the Chair of the Meeting as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an Associate of a person excluded from voting, on the Resolution; and

(ii)	the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

4	Resolution 4 – Ratification of issue of Placement Shares under Listing Rule 7.1A

To consider and, if thought fit to pass the following resolution as an ordinary resolution:

“That, for the purpose of Listing Rule 7.4 and for all other purposes, Shareholders ratify the issue of 745,791,697 Placement Shares (at an issue price of $0.012 each) on 15 September 2025 to institutional and sophisticated investors under the Placement on the terms and conditions set out in the Explanatory Memorandum.”

Voting exclusion statement: The Company will disregard any votes cast in favour of the Resolution by or on behalf of:

(a)	a person who participated in the issue or is a counterparty to the agreement being approved; or

(b)	an Associate of those persons.

However, this does not apply to a vote cast in favour of the Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b)	the Chair of the Meeting as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an Associate of a person excluded from voting, on the Resolution; and

(ii)	the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

5	Resolution 5 – Approval of the issue of Incentives under the 2004 ASX Plan

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 7.2 Exception 13(b) and for all other purposes, Shareholders approve the issue of Incentives under the 2004 ASX Plan on the terms and conditions described in the Explanatory Memorandum.”

Voting exclusion statement: The Company will disregard any votes cast in favour of the Resolution by or on behalf of:

(a)	a person who is eligible to participate in the 2004 ASX Plan; or

(b)	an Associate of those persons.

However, this does not apply to a vote cast in favour of the Resolution by:

(a)	a person as a proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b)	the Chair of the Meeting as a proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides;

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not excluded from voting, and is not an Associate of a person excluded from voting, on the Resolution; and

(ii)	the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Further, a Restricted Voter who is appointed as a proxy will not vote on the Resolution unless:

(a)	the appointment specifies the way the proxy is to vote on the Resolution; or

(b)	the proxy is the Chair of the Meeting and the appointment expressly authorises the Chair to exercise the proxy even though the Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel. Shareholders should note that the Chair intends to vote any undirected proxies in favour of the Resolution.

Shareholders may also choose to direct the Chair to vote against the Resolution or to abstain from voting.

If any of the persons named above purport to cast a vote other than as permitted above, that vote will be disregarded by the Company (as indicated above) and those persons may be liable for breaching the voting restrictions that apply to them under the Corporations Act.

6	Resolution 6 – Approval of the issue of Incentives under the 2018 ADS Plan

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 7.2 Exception 13(b) and for all other purposes, Shareholders approve the issue of Incentives under the 2018 ADS Plan on the terms and conditions described in the Explanatory Memorandum.”

Voting exclusion statement: The Company will disregard any votes cast in favour of the Resolution by or on behalf of:

(a)	a person who is eligible to participate in the 2018 ADS Plan; or

(b)	an Associate of those persons.

However, this does not apply to a vote cast in favour of the Resolution by:

(a)	a person as a proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b)	the Chair of the Meeting as a proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides;

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not excluded from voting, and is not an Associate of a person excluded from voting, on the Resolution; and

(ii)	the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Further, a Restricted Voter who is appointed as a proxy will not vote on the Resolution unless:

(a)	the appointment specifies the way the proxy is to vote on the Resolution; or

(b)	the proxy is the Chair of the Meeting and the appointment expressly authorises the Chair to exercise the proxy even though the Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel. Shareholders should note that the Chair intends to vote any undirected proxies in favour of the Resolution.

Shareholders may also choose to direct the Chair to vote against the Resolution or to abstain from voting.

If any of the persons named above purport to cast a vote other than as permitted above, that vote will be disregarded by the Company (as indicated above) and those persons may be liable for breaching the voting restrictions that apply to them under the Corporations Act.

7	Resolution 7 – Approval of Additional 10% Placement Capacity

To consider and, if thought fit, to pass the following resolution as a special resolution:

“That, for the purpose of Listing Rule 7.1A and all other purposes, Shareholders approve the issue of Equity Securities up to 10% of the issued capital of the Company (at the time of the issue) calculated in accordance with Listing Rule 7.1A.2 and on the terms and conditions set out in the Explanatory Memorandum.”

No voting exclusion statement is included for this Resolution because the Company is not proposing any issue of Equity Securities under Listing Rule 7.1A as at the date of this Notice.

8	Resolution 8 – Adoption of Constitution

To consider and, if thought fit, to pass the following resolution as a special resolution:

“That, the Constitution contained in the document submitted to this Meeting and signed by the Chair for identification purposes be approved and adopted as the Constitution of the Company in substitution for the existing Constitution of the Company with effect from the end of the Meeting.”

9	Resolution 9 – Amendment to Constitution to adopt proportional takeover provisions (conditional item)

To consider and, if thought fit, to pass the following resolution as a special resolution:

“That, subject to and conditional on Resolution 8 not being approved, for the purposes of section 648G of the Corporations Act and for all other purposes, the Constitution of the Company be amended, with immediate effect, in the manner outlined in the Explanatory Memorandum to this Notice of Meeting and set out in Annexure C to the Explanatory Memorandum, to include a requirement for Shareholder approval of any proportional takeover bids, as permitted under the Corporations Act.”

OTHER BUSINESS

To deal with any other business which may be brought forward in accordance with the Constitution and the Corporations Act.

Details of the definitions and abbreviations used in this Notice are set out in the Glossary to the Explanatory Memorandum.

By order of the Board

Abby Macnish Niven

Company Secretary

Dated: 21 October 2025

How to vote

Shareholders can vote:

●	by attending the Meeting and voting in person or by attorney or, in the case of corporate Shareholders, by appointing a representative to attend and vote;

●	by appointing a proxy to attend and vote on their behalf.

A resolution, other than a procedural resolution which shall include the election of a Chair, put to the vote of the Meeting will be decided by a poll in accordance with the Corporations Act unless otherwise determined by the Chair.

In the case of joint holders of Shares, if more than one holder votes at the Meeting, only the vote of the first named of the joint holders in the share register of the Company will be counted.

Voting in person (or by attorney)

Shareholders, or their attorneys, who plan to attend the Meeting are asked to arrive at the venue 15 minutes prior to the time designated for the Meeting, if possible, so that their holding may be checked against the Company’s share register and their attendance recorded. To be effective a certified copy of the power of attorney, or the original power of attorney, must be received by the Company in the same manner, and by the same time as outlined for proxy forms below.

Voting by a corporation

A Shareholder that is a corporation may appoint an individual to act as its representative and vote in person at the Meeting. The appointment must comply with the requirements of section 250D of the Corporations Act.

The representative should bring to the Meeting evidence of his or her appointment, including any authority under which it is signed.

Voting by proxy

●	A Shareholder who is entitled to attend and cast a vote may appoint a proxy to attend and vote for the Shareholder at the Meeting. The appointment may specify the proportion or the number of votes that the proxy may exercise. A Shareholder who is entitled to cast two or more votes may appoint two proxies. If the Shareholder appoints two proxies and the appointment does not specify the proportion of votes that the proxy may exercise, each proxy may exercise half the votes. Fractions will be disregarded.

●	A proxy need not be a Shareholder.

●	The proxy can be either an individual or a body corporate.

●	A proxy may decide whether to vote on an item of business, except where the proxy is required by law or the Constitution to vote, or abstain from voting, in his or her capacity as proxy. If a proxy is directed how to vote on an item of business, the proxy may only vote on the item as directed. If a proxy is not directed how to vote on an item of business, the proxy may vote as he or she thinks fit. However, where a Restricted Voter is appointed as a proxy, the proxy may only vote on Resolutions 1, 5 and 6 in accordance with a direction on how the proxy is to vote or, if the proxy is the Chair of the Meeting (including by default) and the appointment expressly authorises the Chair to exercise the proxy even if the Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

●	Shareholders who return a proxy form but do not name the proxy or proxies in whose favour it is given, or the proxy does not attend the Meeting, will be taken to have appointed the Chair as their proxy.

●	Proxy appointments in favour of the Chair of the Meeting (including by default), a Director, or the company secretary of the Company that do not contain a direction how to vote will be used, where possible, to support each of the Resolutions proposed in this Notice, provided they are entitled to cast votes as a proxy under the voting exclusion rules which apply to some of the proposed Resolutions.

●	To be a valid appointment of a proxy, a proxy form must be signed or otherwise authenticated in a manner prescribed by Corporations Regulations made under section 250A of the Corporations Act by or on behalf of the Shareholder making the appointment and contain the information required by the Corporations Act. Where the appointment of a proxy is required to be signed and the appointer is (i) a joint holder, it must be signed by each of the joint holders; (ii) a corporation, it must be signed by its corporate representative or at least two of its officers; or (iii) an attorney of the appointer, a certified copy of the power of attorney, or the original power of attorney, must be received by the Company in the same manner, and by the same time as outlined for proxy forms below.

●	To be effective, proxy forms must be received by 11:00am (Melbourne time) Wednesday, 19 November 2025. Proxy forms received after this time will be invalid.

●	Proxy forms may be lodged using any of the following methods:

-	by post to:

Automic, GPO Box 5193, Sydney NSW 2001

-	by facsimile to:

+61 2 8583 3040

-	by recording the proxy appointment and voting instructions via the internet at https://investor.automic.com.au/#/loginsah. Only registered Shareholders may access this facility and will need their Holder Identification Number (HIN) or Securityholder Reference Number (SRN)

-	by email to meetings@automicgroup.com.au

●	The appointment of one or more duly appointed proxies will not preclude a Shareholder from attending the Meeting and voting personally. If the Shareholder votes on a resolution, the proxy must not vote as the Shareholder’s proxy on that resolution.

Shareholders who are entitled to vote

In accordance with paragraphs 7.11.37 and 7.11.38 of the Corporations Regulations, the Board has determined that a person’s entitlement to vote at the Annual General Meeting will be the entitlement of that person set out in the register of Shareholders as at 7:00pm (Melbourne time) Wednesday, 19 November 2025.

Recording devices

In the absence of special permission, the Chair will require that any recording or broadcasting device (including tape recorders, mobile telephones, still cameras and video cameras) and any article which may be dangerous, offensive or liable to cause disruption, be turned off.

Questions in advance of Meeting

Shareholders are encouraged to submit questions prior to the Annual General Meeting.

A Shareholder who is entitled to vote at the Meeting may submit a written question to the Company in advance of the Meeting. We ask that all pre-Meeting questions (including questions to the Auditor) be received no later than 11:00am (Melbourne time) Thursday, 13 November 2025:

●	via email: CFO@alteritytx.com

Questions to the Auditor should relate to the content of the Auditor’s Report to be considered at the Annual General Meeting or the conduct of the audit of the annual financial report to be considered at the Annual General Meeting.

The Auditor will also be in attendance at the Annual General Meeting.

Alterity Therapeutics Limited

ABN 37 080 699 065

EXPLANATORY MEMORANDUM

This Explanatory Memorandum is intended to provide Shareholders with sufficient information to assess the merits of the Resolutions contained in the accompanying Notice of Annual General Meeting of the Company.

Certain abbreviations and other defined terms are used throughout this Explanatory Memorandum. Defined terms are generally identifiable by the use of an upper case first letter. Details of the definitions and abbreviations are set out in the Glossary to this Explanatory Memorandum.

1	Financial reports

The first item of the Notice deals with the presentation of the consolidated annual financial report of the Company for the financial year ended 30 June 2025, together with the Directors’ declaration and report in relation to that financial year and the Auditor’s Report on the financial report. Shareholders should consider these documents and raise any matters of interest with the Directors when this item is being considered.

No resolution is required to be moved in respect of this item.

Shareholders will be given a reasonable opportunity at the Annual General Meeting to ask questions and make comments on the accounts and on the management of the Company.

The Chair will also give Shareholders a reasonable opportunity to ask the Auditor or the Auditor’s representative questions relevant to:

(a)	the conduct of the audit;

(b)	the preparation and content of the independent audit report;

(c)	the accounting policies adopted by the Company in relation to the preparation of the financial statements; and

(d)	the independence of the Auditor by the Company in relation to the conduct of the audit.

The Chair will also allow a reasonable opportunity for the Auditor or their representative to answer any written questions submitted to the Auditor under section 250PA of the Corporations Act.

2	Resolution 1 – Non-binding resolution to adopt Remuneration Report

Section 250R(2) of the Corporations Act requires the Company to put to its Shareholders a resolution that the Remuneration Report as disclosed in the Company’s Annual Report be adopted. The Remuneration Report is set out in the Company’s Annual Report and is also available on the Company’s website (https://alteritytherapeutics.com/investor-overview/financial-information/).

The vote on this Resolution is advisory only and does not bind the Directors or the Company.

However, if at least 25% of the votes cast are against adoption of the Remuneration Report at two consecutive annual general meetings, the Company will be required to put a resolution to the second Annual General Meeting (Spill Resolution), to approve calling a general meeting (Spill Meeting). If more than 50% of Shareholders vote in favour of the Spill Resolution, the Company must then convene a Spill Meeting within 90 days of the second Annual General Meeting. All of the Directors who were in office when the applicable Directors’ Report was approved, other than any managing director, will need to stand for re-election at the Spill Meeting if they wish to continue as Directors.

The remuneration report for the financial year ended 30 June 2024 did not receive a vote of more than 25% against its adoption at the Company’s last annual general meeting held on 22 November 2024. Accordingly, if at least 25% of the votes cast on this Resolution are against adoption of the Remuneration Report it will not result in the Company putting a Spill Resolution to Shareholders.

The Remuneration Report explains the Board policies in relation to the nature and level of remuneration paid to Directors, sets out remuneration details for each Director and any service agreements and sets out the details of any equity-based compensation.

The Chair will give Shareholders a reasonable opportunity to ask questions about, or make comments on, the Remuneration Report.

Board recommendation

Noting that each Director has a personal interest in his own remuneration from the Company, the members of the Board unanimously recommend that all eligible Shareholders vote in favour of Resolution 1.

Voting

If appointing a proxy, Shareholders are urged to carefully read the Proxy Form and provide a direction to the proxy on how to vote on Resolution 1.

3	Resolution 2 – Re-election of Mr Brian Meltzer as a Director

Pursuant to clauses 20.1 and 20.2 of the Constitution, Listing Rule 14.4, and Listing Rule 14.5, Mr Brian Meltzer, being a Director, retires from office and, being eligible, offers himself for re-election as a Director.

Clause 20.1 of the Constitution provides that each Director, subject to the Corporations Act, the Listing Rules and the Constitution must not hold office (without re-election) past the third annual general meeting following its appointment or election or 3 years, whichever is longer, after which they must retire from office.

Clause 20.2 of the Constitution provides that unless otherwise determined by a resolution of the Company, while the Company is listed, one third of the Directors for the time being, or if their number is not a multiple of 3, then the whole number nearest one third, must retire from office at each annual general meeting. The Directors to retire will be those who have been longest in office since their last election, but as between persons who became Directors on the same day, those to retire will, unless they otherwise agree among themselves, be determined by drawing lots. A retiring Director may act as a Director throughout the meeting at which it retires and at any adjournment.

Listing Rule 14.4 provides that a director of an entity must not hold office (without re-election) past the third annual general meeting following the director’s appointment or 3 years, whichever is longer.

Listing Rule 14.5 provides that an entity which has directors must hold an election of directors at each annual general meeting.

Mr Meltzer was last elected at the Company’s 2022 annual general meeting.

Accordingly, pursuant to clauses 20.1 and 20.2 of the Company’s Constitution, Listing Rule 14.4, and Listing Rule 14.5, Mr Meltzer, being a Director, retires from office and, being eligible, offers himself for re-election as a Director.

Technical information required for the purposes of Listing Rule 14.1A

If Resolution 2 is passed, Mr Brian Meltzer will be re-elected and will continue to act as a Director.

If Resolution 2 is not passed, Mr Brian Meltzer will not be re-elected and will cease to act as a Director.

Qualifications

Mr Brian Meltzer has served as a director of our group since December 1999. Subsequent to several years as Chief Economist of ICI Australia (now Orica), Mr Meltzer spent 25 years in investment banking. His breadth of expertise includes major property transactions, corporate advisory, corporate finance, management buyouts, venture capital and large-scale syndications. He has held a number of board and board advisory roles for private companies in the human resources, health and wellness, aged care, software, entertainment and finance sectors, including director of a federal government licensed Innovation Investment Fund.

Brian currently works in private equity and venture capital. He has founded, grown, and sold companies in the fields of mental health, corporate health & wellbeing, vaccinations and marketing services. In 2015 he acquired a corporate health division of an American multinational and grew it five-fold before selling it in 2021 to the subsidiary of a Canadian multinational. Brian has used this experience gained to provide mentoring for entrepreneurs commencing start-ups.

Other material directorships

Mr Brian Meltzer is also a director of the Australia-Israel Chamber of Commerce and is Chairman of Independence Australia, a $600m+ turnover social enterprise that doesn’t depend on government funding.

Independence

Mr Brian Meltzer was appointed to the Board on 9 December 1999. The Board considers that Mr Meltzer, if re-elected, will continue to be classified as an independent director.

Board recommendation

Based on Mr Brian Meltzer’s relevant experience and qualifications, the members of the Board, in the absence of Mr Meltzer, support the re-election of Mr Meltzer as a director of the Company and recommend that all Shareholders vote in favour of Resolution 2.

4	Resolutions 3 and 4 – Ratification of issue of Placement Shares

On 15 September 2025, the Company issued a total of 1,666,666,663 Shares at an issue price of $0.012 per Share (Placement Shares), utilising the Company’s existing placement capacity under Listing Rules 7.1 and 7.1A, to raise $20 million pursuant to the placement to new and existing institutional and sophisticated investors announced to the ASX on 8 September 2025 (Placement). The proceeds from the Placement are being used to fund the necessary non-clinical studies, chemical manufacturing and controls (CMC) activities, clinical and regulatory activities for future development of ATH434 in MSA, and general working capital. MST Financial Services Pty Ltd (MST) acted as sole lead manager and bookrunner to the Placement. Refer to the Company’s ASX announcements dated 8 September 2025 for further details.

Resolution 3 seeks Shareholder ratification pursuant to Listing Rule 7.4 of the issue of 920,874,966 Placement Shares to institutional and sophisticated investors under the Placement pursuant to the Company’s capacity under Listing Rule 7.1.

Resolution 4 seeks Shareholder ratification pursuant to Listing Rule 7.4 of the issue of 745,791,697 Placement Shares to institutional and sophisticated investors under the Placement pursuant to the Company’s capacity under Listing Rule 7.1A.

Listing Rules 7.1, 7.1A and 7.4

Broadly speaking, and subject to a number of exceptions, Listing Rule 7.1 limits the amount of Equity Securities that a listed company can issue without the approval of its shareholders over any 12 month period to 15% of the fully paid ordinary securities it had on issue at the start of that period. Under Listing Rule 7.1A, an eligible entity can seek approval from its members, by way of a special resolution passed at its annual general meeting, to increase this 15% limit by an extra 10% to 25%. Shareholders approved this additional capacity at the Company’s last annual general meeting.

The Placement does not fit within any of the exceptions and, as it has not yet been approved by Shareholders, it effectively uses up part of the 15% limit in Listing Rule 7.1, reducing the Company’s capacity to issue further Equity Securities without Shareholder approval under Listing Rule 7.1 for the 12-month period following the date on which the Company agreed to issue the Placement Shares.

Additionally, given the Placement does not fit within any of the exceptions and, as it has not yet been approved by Shareholders, it effectively uses up part of the 10% limit in Listing Rule 7.1A, reducing the Company’s capacity to issue further Equity Securities without Shareholder approval under Listing Rule 7.1A following expiry of the Listing Rule 7.1A Mandate (refer to Section 6 for further details on Listing Rule 7.1A).

Listing Rule 7.4 allows the shareholders of a company to approve an issue of Equity Securities after it has been made or agreed to be made. If they do, the issue is taken to have been approved under Listing Rule 7.1 or 7.1A (as applicable) and so does not reduce the company’s capacity to issue further Equity Securities without shareholder approval under those rules. The Company confirms that there was no breach of Listing Rules 7.1 and 7.1A at the time it agreed to issue the Placement Shares.

The Company wishes to retain as much flexibility as possible to issue additional Equity Securities into the future without having to obtain Shareholder approval for such issues under Listing Rules 7.1 and 7.1 A and therefore seeks Shareholder approval under Resolutions 3 and 4 to ratify the issue of Shares pursuant to the Placement under and for the purposes of Listing Rule 7.4.

Technical information required for the purposes of Listing Rule 14.1A

If Resolutions 3 and 4 are passed, the Placement Shares will be excluded in calculating the Company’s 25% limit in Listing Rules 7.1 and 7.1A, respectively, effectively increasing the number of Equity Securities the Company can issue without Shareholder approval:

●	under Listing Rule 7.1 for the 12-month period following the date the Company agreed to issue the Placement Shares; and

●	under Listing Rule 7.1A following expiry of the Listing Rule 7.1A Mandate.

If Resolutions 3 and 4 are not passed, the Placement Shares will be included in calculating the Company’s 25% limit in Listing Rules 7.1 and 7.1A, respectively, effectively decreasing the number of Equity Securities the Company can issue without Shareholder approval under Listing Rules 7.1 and 7.1A for the periods noted immediately above.

Specific information required by Listing Rule 7.5

The following information in relation to the Placement Shares is provided to Shareholders for the purposes of Listing Rule 7.5:

(a)	the Placement Shares were issued to new and existing institutional and sophisticated investors, each of which is an unrelated party of the Company. The placees were selected following a bookbuild process by MST (as sole lead manager and bookrunner), in consultation with the Company. In accordance with paragraph 7.4 of ASX Guidance Note 21, the Company confirms that no related parties of the Company, members of the Company’s Key Management Personnel, substantial holders of the Company, advisers of the Company or an Associate of any of these parties were issued more than 1% of the issued capital of the Company;

(b)	a total of 1,666,666,663 Placement Shares were issued, comprising:

(i)	920,874,966 Placement Shares issued under Listing Rule 7.1, ratification which is sought pursuant to Resolution 3; and

(ii)	745,791,697 Placement Shares issued under Listing Rule 7.1A, ratification which is sought pursuant to Resolution 4;

(c)	the Placement Shares issued were all fully paid ordinary shares in the capital of the Company and rank equally in all respects with the existing Shares on issue;

(d)	the Placement Shares were issued on 15 September 2025;

(e)	the Placement Shares were issued at an issue price of $0.012 each;

(f)	the Placement Shares were issued for the purpose of raising $20 million which funds are being used to fund the necessary non-clinical studies, chemical manufacturing and controls (CMC) activities, clinical and regulatory activities for future development of ATH434 in MSA, and general working capital;

(g)	the Placement Shares were issued to the placees pursuant to standard form placement commitment letters; and

(h)	a voting exclusion statement has been included in the Notice for the purposes of Resolutions 3 and 4.

Board recommendation

The members of the Board believe that Resolutions 3 and 4 are in the best interests of the Company and unanimously recommend that all eligible Shareholders vote in favour of Resolutions 3 and 4.

5	Resolutions 5 and 6 – Approval of the issue of Incentives under the 2004 ASX Plan and 2018 ADS Plan

The Company has adopted two incentive plans: the 2004 ASX Plan and the 2018 ADS Plan (together, the Plans).

Under the 2004 ASX Plan, persons who are employees of, directors of, and consultants to, the Company or any subsidiary of the Company may be offered the opportunity to be awarded Shares or Options in the Company.

Under the 2018 ADS Plan, persons who are employees of, officers of, consultants to, independent contractors of, and directors of, the Company or any subsidiary of the Company may be offered the opportunity to be awarded certain Options to purchase American Depositary Shares (ADSs) representing Shares in the Company. The ratio of ADSs to Shares is 1 ADS: 600 Shares.

Together, the securities offered under the Plans, the Incentives. A reference in the Notice or this Explanatory Memorandum to a number of Incentives, to the extent such number includes Options to purchase ADSs, is expressed as the Share equivalent of those Options to purchase ADSs.

Under the Plans, a committee of the Board may offer to eligible persons the opportunity to subscribe for such number of Incentives in the Company as the committee may decide and on the terms set out in the rules of each Plan and in the offer made to the eligible persons under the Plans.

A summary of the 2004 ASX Plan is set out in Annexure A to this Explanatory Memorandum.

A summary of the 2018 ADS Plan is set out in Annexure B to this Explanatory Memorandum.

The purposes of the Plans are to:

(a)	provide eligible persons with an additional incentive to work to improve the performance of the Company;

(b)	attract and retain eligible persons essential for the continued growth and development of the Company;

(c)	promote and foster loyalty and support amongst eligible persons for the benefit of the Company;

(d)	enhance the relationship between the Company and eligible persons for the long term mutual benefit of all parties;

(e)	promote the interests of the Company, its subsidiaries and shareholders; and

(f)	align the interests of eligible persons with those of the Company and its Shareholders through the incentive inherent in the ownership of Shares.

Shareholder approval requirements

Shareholder approval is sought under Listing Rule 7.2 Exception 13(b) and for all other purposes for the issue of Incentives under the Plans.

Shareholder approval is required if any issue of Incentives pursuant to the Plans is to fall within the exception to the calculation of the 15% limit imposed by Listing Rule 7.1 and the additional 10% limit imposed by Listing Rule 7.1A on the number of Equity Securities which may be issued without Shareholder approval. Accordingly, Shareholder approval is sought for the purposes of Listing Rule 7.2 Exception 13(b) which provides that Listing Rules 7.1 and 7.1A do not apply to an issue of Equity Securities under an employee incentive scheme that has been approved by the holders of ordinary securities within three years of the date of issue.

The 2004 ASX Plan and the 2018 ADS Plan, respectively, were most recently approved by Shareholders for the purposes of Listing Rule 7.2 Exception 13(b) (and for all other purposes) on 31 March 2025.

The maximum number of:

(a)	Incentives proposed to be issued under the 2004 ASX Plan following Shareholder approval is expected to be 500,000,000 (less any Incentives granted under the 2018 ADS Plan); and

(b)	Incentives proposed to be issued under the 2018 ADS Plan following Shareholder approval is expected to be 500,000,000.

Once the above numbers are reached, the Company will need to seek fresh approval from Shareholders if the subsequent issue of Incentives are to fall within Listing Rule 7.2 Exception 13(b).

Prior Shareholder approval will be required before any Director or related party of the Company can participate in the Plans.

Technical information required for the purposes of Listing Rule 14.1A

If Resolutions 5 and 6 are passed, the Company will be able to issue Incentives under the Plans and such issuance will be excluded from the calculation of the number of Equity Securities that the Company can issue without Shareholder approval under Listing Rule 7.1 and, subject to Resolution 7 being passed, Listing Rule 7.1A.

If Resolutions 5 and 6 are not passed, the issue of those Incentives will not fall within the exception to the calculation of the 15% limit imposed by Listing Rule 7.1 and, subject to Resolution 7 being passed, the additional 10% limit imposed by Listing Rule 7.1A, effectively decreasing the number of Equity Securities which may be issued without Shareholder approval.

Specific information required by Listing Rule 7.2 Exception 13(b)

In accordance with the requirements of Listing Rule 7.2 Exception 13(b), the following information is provided to Shareholders:

(a)	a summary of:

(i)	the terms of the 2004 ASX Plan is contained in Annexure A to this Explanatory Memorandum; and

(ii)	the terms of the 2018 ADS Plan is contained in Annexure B to this Explanatory Memorandum;

(b)	the 2004 ASX Plan and the 2018 ADS Plan, respectively, were most recently approved by Shareholders for the purposes of Listing Rule 7.2 Exception 13(b) (and for all other purposes) on 31 March 2025. A total of:

(i)	11,500,000 Incentives have been issued pursuant to the 2004 ASX Plan since it was last approved by Shareholders; and

(ii)	312,400,200 Incentives have been issued pursuant to the 2018 ADS Plan since it was last approved by Shareholders;

(c)	the maximum number of:

(i)	Incentives proposed to be issued under the 2004 ASX Plan under Exception 13(b) to Listing Rule 7.2 following approval of Resolution 5 is 500,000,000 (less any Incentives granted under the 2018 ADS Plan); and

(ii)	Incentives proposed to be issued under the 2018 ADS Plan under Exception 13(b) to Listing Rule 7.2 following approval of Resolution 6 is 500,000,000; and

(d)	a voting exclusion statement has been included in the Notice for the purposes of Resolutions 5 and 6.

Board recommendation

Noting that each Director has a personal interest arising from their eligibility to participate in the Plans, the members of the Board believe that Resolutions 5 and 6 are in the best interests of the Company and unanimously recommend that all eligible Shareholders vote in favour of Resolutions 5 and 6.

Voting

If appointing a proxy, Shareholders are urged to carefully read the Proxy Form and provide a direction to the proxy on how to vote on Resolutions 5 and 6.

6	Resolution 7 – Approval of Additional 10% Placement Capacity

As noted above, broadly speaking, and subject to a number of exceptions, Listing Rule 7.1 limits the amount of Equity Securities that a listed company can issue without the approval of its shareholders over any 12-month period to 15% of the fully paid ordinary securities it had on issue at the start of that period.

Under Listing Rule 7.1A, however, an eligible entity can seek approval from its members, by way of a special resolution passed at its annual general meeting, to increase this 15% limit by an extra 10% to 25% (Listing Rule 7.1A Mandate).

An ‘eligible entity’ means an entity which is not included in the S&P/ASX 300 Index and which has a market capitalisation of $300 million or less. The Company is an eligible entity for these purposes given it is not included in the S&P/ASX 300 Index and has a market capitalisation of approximately $119.63 million as at close of trade 14 October 2025.

This Resolution seeks Shareholder approval by way of special resolution for the Company to have the additional 10% capacity provided for in Listing Rule 7.1A to issue Equity Securities without Shareholder approval.

Technical information required for the purposes of Listing Rule 14.1A

If Resolution 7 is passed, the Company will be able to issue Equity Securities up to the combined 25% limit in Listing Rules 7.1 and 7.1A without any further Shareholder approval.

If Resolution 7 is not passed, the Company will not be able to access the additional 10% capacity to issue Equity Securities without Shareholder approval provided for in Listing Rule 7.1A and will remain subject to the 15% limit on issuing Equity Securities without Shareholder approval set out in Listing Rule 7.1.

The number of Equity Securities which may be issued pursuant to the Listing Rule 7.1A Mandate

As at close of trade 14 October 2025, the Company has 10,875,416,329 Shares on issue and therefore, subject to Shareholder approval being obtained under this Resolution, approximately 1,087,541,632 Equity Securities will be permitted to be issued in accordance with Listing Rule 7.1A. Shareholders should note that the calculation of the number of Equity Securities permitted to be issued under the Listing Rule 7.1A Mandate is a moving calculation and will be based on the formula set out in Listing Rule 7.1A.2 at the time of issue of the Equity Securities.

That formula is:

(A x D) – E

A	is the number of Shares on issue 12 months immediately preceding the date of issue or agreement (Relevant Period):

(a)	plus the number of fully paid Shares issued in the Relevant Period under an exception in Listing Rule 7.2 other than exceptions 9, 16 or 17;

(b)	plus the number of fully paid Shares issued in the Relevant Period on the conversion of convertible securities within Listing Rule 7.2 exception 9 where:

(i)	the convertible securities were issued or agreed to be issued before the commencement of the Relevant Period; or

(ii)	the issue of, or agreement to issue, the convertible securities was approved or taken under the Listing Rules to have been approved, under Listing Rules 7.1 or 7.4;

(c)	plus the number of Shares issued in the Relevant Period under an agreement to issue securities within Listing Rule 7.2 exception 16 where:

(i)	the agreement was entered into before the commencement of the Relevant Period; or

(ii)	the agreement or issue was approved, or taken under these rules to have been approved, under Listing Rules 7.1 or 7.4;

(d)	plus the number of fully paid Shares issued in the Relevant Period with approval of holders of Shares under Listing Rules 7.1 and 7.4;

(e)	plus the number of partly paid Shares that become fully paid in the Relevant Period; and

(f)	less the number of fully paid Shares cancelled in the Relevant Period.

Note that ‘A’ has the same meaning in Listing Rule 7.1 when calculating an entity’s 15% placement capacity.

D	is 10%; and

E	is the number of Equity Securities issued or agreed to be issued under Listing Rule 7.1A.2 in the Relevant Period where the issue or agreement to issue has not been subsequently approved by Shareholders under Listing Rule 7.4.

Specific information required by Listing Rule 7.3A

(a)	If Resolution 7 is passed, the Listing Rule 7.1A Mandate will be valid during the period from the date of the Meeting and will expire on the earlier of:

(i)	the date that is 12 months after the date of the Meeting;

(ii)	the time and date of the Company’s next annual general meeting; and

(iii)	the time and date on which the Company receives approval by Shareholders for a transaction under Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking).

(b)	The Equity Securities to be issued will be in an existing class of quoted securities and will be issued for cash consideration at an issue price per Equity Security of not less than 75% of the volume weighted average price for the Company’s Equity Securities over the 15 Trading Days on which trades in the class were recorded immediately before:

(i)	the date on which the price at which the Equity Securities are to be issued is agreed by the Company and the recipient of the Equity Securities; or

(ii)	if the Equity Securities are not issued within 10 Trading Days of the date in paragraph (i) above, the date on which the Equity Securities are issued.

(c)	The Shares issued under the Listing Rule 7.1A Mandate will likely be issued to fund specific projects and/or for general working capital.

(d)	If this Resolution is approved by Shareholders and the Company issues Equity Securities under the Listing Rule 7.1A Mandate, the existing Shareholders’ economic and voting interests in the Company will be diluted. There is also a risk that:

(i)	the market price for the Company’s Equity Securities may be significantly lower on the date of the issue of the Equity Securities than on the date the Listing Rule 7.1A Mandate was approved; and

(ii)	the Equity Securities may be issued at a price that is at a discount to the market price for the Company’s Equity Securities on the issue date of the Equity Securities.

The table below demonstrates the potential dilution of existing Shareholders in three differing scenarios as at close of trade 14 October 2025

		Dilution
Variable ‘A’ (refer above for calculation)	Number of Shares issued and funds raised under the Listing Rule 7.1A Mandate & dilution effect	$0.005 Issue price at half the market price	$0.011 Issue price at market price	$0.022 Issue price at double the market price
Current variable	Shares issued	1,087,541,632	1,087,541,632	1,087,541,632
‘A’
	Funds raised	$5,981,479	$11,962,958	$23,925,916
10,875,416,329
Shares	Dilution	10%	10%	10%

50% increase in	Shares issued	1,631,312,449	1,631,312,449	1,631,312,449
current variable
‘A’	Funds raised	$8,977,718	$17,955,437	$35,910,874
16,313,124,494 Shares	Dilution	10%	10%	10%

100% increase in	Shares issued	2,175,083,265	2,175,083,265	2,175,083,265
current variable
‘A’	Funds raised	$11,962,958	$23,925,916	$47,851,832
21,750,832,658 Shares	Dilution	10%	10%	10%

Note: This table assumes:

●	No convertible securities are exercised before the date of the issue of the Equity Securities.

●	The issue of Equity Securities under the Listing Rule 7.1A Mandate consists only of Shares. If the issue of Equity Securities includes quoted Options, for the purposes of the above table, it is assumed that those quoted Options are exercised into Shares for the purposes of calculating the voting dilution effect on existing Shareholders.

●	The table does not show an example of dilution that may be caused to a particular Shareholder by reason of placements under the Listing Rule 7.1A Mandate, based on that Shareholder’s holding at the date of the Meeting.

●	The Company has not issued any Equity Securities in the 12 months prior to the Meeting that were not issued under an exception in Listing Rule 7.2, with approval under Listing Rule 7.1 or ratified under Listing Rule 7.4.

●	This table does not set out any dilution pursuant to ratification under Listing Rule 7.4.

The table shows only the effect of issues of Equity Securities under Listing Rule 7.1A, not under the 15% placement capacity under Listing Rule 7.1.

(e)	The identity of the persons to whom Shares will be issued is not yet known and will be determined on a case-by-case basis having regard to market conditions at the time of the proposed issue of Equity Securities and the Company’s allocation policy, which involves consideration of matters including, but not limited to:

(i)	the purpose of the issue;

(ii)	the ability of the Company to raise funds at the time of the proposed issue of Equity Securities and whether the raising of any funds under such placement could be carried out by means of an entitlement offer, or a placement and an entitlement offer;

(iii)	the dilutionary effect of the proposed issue of the Equity Securities on existing Shareholders at the time of proposed issue of Equity Securities;

(iv)	the financial situation and solvency of the Company; and

(v)	advice from the Company’s professional advisers, including corporate, financial and broking advisers (if applicable).

The persons to whom Shares will be issued under the Listing Rule 7.1A Mandate have not been determined as at the date of the Notice, but will not include related parties (or their Associates) of the Company.

(f)	The Company has previously issued or agreed to issue Equity Securities under Listing Rule 7.1A.2 in the 12 months preceding the date of the Meeting. A total of 1,278,468,165 Equity Securities were issued or agreed to be issued, which represents approximately 19% of the total number of Equity Securities (for completeness, on a fully diluted basis) on issue at the commencement of that 12-month period[1].

The details of each of issue or agreement to issue Equity Securities under Listing Rule 7.1A.2 in the 12 months preceding the date of the Meeting are set out in the table below.

Date of issue/agreement to issue	Type of Equity Securities	Number issued/agreed to be issued	Summary of terms of Equity Securities	Recipient of Equity Securities (or basis on which they were identified or selected)	Issue price and discount to closing market price on date of issue/agreement to issue (if any)	Total cash consideration under Listing Rule 7.1A2 and use of funds
3 February 2025	Shares	164,242,200	Fully paid ordinary shares ranking equally in all respects with the existing Shares on issue.	The Shares were issued to HSBC Custody Nominees (Australia) Limited via the Company’s at-the-market (ATM) facility.	$0.0129 per Share (a 7.7% discount to closing market price of $0.013 on date of issue (being 3 February 2025)).	Amount raised: approximately $2.13 million. Funds raised will enable the Company to advance its clinical and regulatory activities, and to accelerate business development activities for ATH434.

[1]	For completeness, it is noted that within the 12 month period preceding the date of the Meeting Equity Securities were issued under either an exception to Listing Rule 7.1 and/or with Shareholder approval (or ratified by Shareholders).

10 February 2025	Shares	368,434,268	Fully paid ordinary shares ranking equally in all respects with the existing Shares on issue.	The Shares were issued to new and existing institutional and sophisticated investors who were selected following a bookbuild process by MST (as sole lead manager and bookrunner to an institutional placement), in consultation with the Company.	$0.011 per Share (at no discount to closing market price of $0.011 on date of issue (being 17 February 2025)).

Amount raised: approximately

$4.05 million.

Funds raised will be used to fund ongoing clinical development programs for ATH434, including planned advancements in MSA, continuing discovery and research efforts in neurodegenerative diseases, including Parkinson’s Disease, and general working capital.

8 September 2025	Shares	745,791,697	Fully paid ordinary shares ranking equally in all respects with the existing Shares on issue.	The Shares were issued to new and existing institutional and sophisticated investors who were selected following a bookbuild process by MST (as sole lead manager and bookrunner to the Placement), in consultation with the Company.	$0.012 per Share (at no discount to closing market price of $0.012 on date of issue (being 15 September 2025)).

Amount raised: approximately

$8.95 million.

Funds raised will be used to fund the necessary non- clinical studies, chemical manufacturing and controls (CMC) activities, clinical and regulatory activities for future development of ATH434 in MSA,

and general working capital.

Board recommendation

The members of the Board believe that Resolution 7 is in the best interests of the Company and unanimously recommend that all Shareholders vote in favour of Resolution 7.

7	Resolution 8 – Adoption of Constitution

Resolution 8 seeks Shareholder approval for the adoption of a new Constitution in substitution for the existing Constitution of the Company. The Company’s current Constitution was last amended and approved by Shareholders on 11 November 2022. The new Constitution complies with the Listing Rules and the Corporations Act and is consistent with constitutions for publicly listed companies in Australia.

Under section 136 of the Corporations Act, Shareholders must pass a special resolution to adopt a new Constitution. Accordingly, Resolution 8 is a special resolution, requiring approval of at least 75% of the votes cast by Shareholders entitled to vote on the resolution in order to be passed.

Copies of the current and proposed Constitution are available for perusal by Shareholders at the Company’s registered office or via the internet at https://alteritytherapeutics.com/investor-overview/corporate-governance/.

The proposed Constitution is substantially of the same effect as the amended existing Constitution approved by Shareholders on 11 November 2022. However, in many respects the existing Constitution contains provisions which no longer reflect the position under the current Corporations Act, or which are otherwise outdated or redundant.

There are certain amendments that the Board considers to be immaterial or that are unlikely to have a material impact on Shareholders. These include amendments:

●	to update provisions to reflect the current position under the Corporations Act, Listing Rules and other applicable rules;

●	of a drafting, procedural or administrative nature; and

●	to remove outdated and redundant provisions.

It is not practicable to list all the differences between the existing Constitution and proposed Constitution in detail in this Explanatory Memorandum, however the material amendments are set out in summary form in the table below. References to ‘rules’ are to rules in the proposed Constitution.

Table – Key proposed changes

Share capital and small holdings
Preference shares (rule 2.3)	The proposed Constitution expands and clarifies the rights and terms for preference shares, including conversion and redemption mechanisms.
Joint holders (rule 2.4)

The proposed Constitution states that the Company may, except where otherwise required under the Listing Rules or the ASX Settlement Operating Rules, register more than four joint holders.

The existing Constitution effectively limits such recognition to three joint holders.

Non-marketable parcels (rule 2.7)	The proposed Constitution sets out a streamlined and more simplified process regarding the sale of non-marketable parcels.
Key changes include, removing the ‘Authorised Price’ floor and detailed trust/account handling and allowing proceeds to be paid in a manner directors think appropriate.

Variation of class rights (rule 2.8)

Class meeting quorum increased from holders of at least 5% of the class in the existing Constitution to two persons holding (or representing) at least 25% of the issued shares of the class (or, if there is one holder of shares in a class, that person).

Calls (rule 3.1)

Minor update to notice timing in respect of a member on whom a call is made from at least 30 business days before the call is due in the existing Constitution, to not more than 40 business days, but at least 30 business days, in the proposed Constitution.

Lien on shares (rule 3.6)	Minimum notice before sale reduced to 14 days in the proposed Constitution from 30 days in the existing Constitution.
General meetings and voting
Quorum at general meetings (rule 5.5)	Quorum requirement is reduced from three members in the existing Constitution to two members in the proposed Constitution.
Voting at general meetings (rule 5.9)

The proposed Constitution states that, in summary, each matter submitted to a general meeting is to be decided in the first instance on a show of hands.

However, a resolution put to the vote of a general meeting must be decided on a poll without first being submitted to the meeting to be decided on a show of hands where:

	(a)	the resolution is set out in the notice of meeting; or
	(b)	the Company has given notice of the resolution in accordance with section 249O (members’ resolutions); or
	(c)	a poll is demanded (either by members in accordance with the Corporations Act (and not otherwise) or by the chair).

By contrast, the existing Constitution states, in summary, that a resolution, other than a procedural resolution which shall include the election of the chair, put to the vote of a meeting is decided by a poll unless otherwise determined by the chair.

Representation at general meetings (rule 5.12)

The proposed Constitution includes a provision that states that where a member appoints two proxies or attorneys to vote at the same general meeting and the authority of one is not conditional on the other failing to attend or vote, on a show of hands, neither proxy or attorney may vote (amongst other things).

Board and directors
Appointment and removal of directors (rule 6.1)

The existing Constitution sets a maximum of 10 directors. It is proposed that the maximum be increased to 12 directors in the proposed Constitution.

Minor amendment to rules regarding election of directors. The proposed Constitution states that, subject to certain exceptions, one-third of the directors (rounded down, if necessary, to the nearest whole number) will stand for election, whereas the existing Constitution states that such number will simply be rounded to the nearest whole number.

The proposed Constitution amends the director nomination deadline to at least 35 business days before the general meeting (30 business days if the meeting is requisitioned) or a shorter period before the meeting which the directors in their discretion may approve (compared to at least 30 business days in the existing Constitution).

The proposed Constitution also permits self-nomination by a member.

Alternate directors (rule 6.14)

The proposed Constitution requires the appointment of any alternate director to be approved by the majority of directors whereas an alternate director under the existing Constitution may be appointed unilaterally by the appointing director.

Executive directors (rule 7.3)	The proposed Constitution includes a provision that states that unless the directors decide otherwise, an executive director’s appointment:
	(a)	as a director terminates automatically if the executive director ceases to be an employee of the Company or of a related body corporate; or
	(b)	as an employee of the Company or of a related body corporate terminates automatically if the executive director ceases to be a director.
Dividends and reserves
Dividends and reserves (rule 9)

The majority of the changes in proposed Constitution in respect of dividends and reserves are to align with current law.

For example, the existing Constitution provides that dividends may only be paid out of profits. This reflects the law that existed under the Corporations Law at one point in time, but is no longer the test under the Corporations Act and so would operate as a significant (and potentially) material constraint on the Company’s ability to pay dividends in the future (if it were otherwise able to do so).

The proposed Constitution also includes provisions in respect of ‘Dividend selection plans’ which are not currently contemplated in the existing Constitution and more detailed provisions in respect of ‘Capital reductions’.

Indemnity and insurance
Indemnity and insurance (rule 12)	There are minor differences in the rules covering the indemnity and insurance which generally provide more flexibility for the Company.
Approval of proportional takeover bids
Approval of proportional takeover bids (rule 14)

Pursuant to section 648G(3) of the Corporations Act, the existing Constitution does not currently contain provisions dealing with proportional takeover bids.

The Corporations Act permits a company to include in its constitution provisions (called takeover approval provisions) requiring that a proportional or partial takeover offer (ie an offer for less than 100% of the shares but for the same proportion of each shareholder’s shares) be approved by a majority of shareholders, before it may proceed. In effect, the approval of Resolution 8 will enable the Company to refuse to register Shares acquired under a proportional takeover bid unless that bid is approved by a majority of Shareholders.

See below Section ‘Approval of proportional takeover bids’ for further information.

Approval of proportional takeover bids

As noted above, the Corporations Act permits a company to include in its constitution provisions (called takeover approval provisions) requiring that a proportional or partial takeover offer (ie an offer for less than 100% of the shares but for the same proportion of each shareholder’s shares) be approved by a majority of shareholders, before it may proceed. In effect, the approval of Resolution 8 will enable the Company to refuse to register Shares acquired under a proportional takeover bid unless that bid is approved by a majority of Shareholders (see rule 14 of the proposed Constitution).

The following information is provided pursuant to section 648G of the Corporations Act:

(a)	Operation of the proportional takeover provisions

By approving the proposed Constitution, and therefore the proposed proportional takeover provisions set out in rule 14 of the proposed Constitution, the registration of a transfer of Shares acquired under a proportional takeover offer will be prohibited unless an approving resolution is passed by Shareholders in the Company in the manner provided in the proposed proportional takeover provisions of the proposed Constitution.

The proportional takeover provisions do not apply to a full takeover bid for all of the Shares of the Company.

If the proposed Constitution is approved, and therefore the proportional takeover provisions adopted, and a proportional takeover offer is subsequently made for Shares in the Company, the Directors must seek Shareholder approval by a majority vote to register transfers under the proportional takeover bid. The Shareholder approval will be obtained at a general meeting of Shareholders.

Those Shareholders who are entitled to vote at the general meeting are the Shareholders (other than the bidder and its associates) who are recorded on the register of members at the end of the day on which the first of the takeover offers under the proportional takeover bid is made.

The resolution must be voted on at least 14 days before the last day of the offer period under the proportional takeover bid. The resolution will be passed if more than 50 percent of eligible votes are cast in favour of the approval. If no such resolution has been voted on at least 14 days before the last day of the bid period then a resolution to approve the registration of transfers under the bid is taken to have been passed.

If the resolution is not passed by a majority of the Shares voted, then the offer will be deemed to be withdrawn and registration of any transfer of Shares resulting from the offer will be prohibited.

Acceptances will be returned and any contracts formed by acceptance will be rescinded. If the resolution is approved, transfers of Shares to the bidder will be registered provided they comply with the other provisions of the Constitution.

The proposed proportional takeover provisions will expire three years after the date of its adoption, unless renewed by Shareholders by special resolution.

(b)	Current acquisition proposals

As at the day on which the Notice and this Explanatory Memorandum is prepared, none of the Directors of the Company is aware of a proposal by a person to acquire, or to increase the extent of, a substantial interest in the Company.

(c)	Advantages of proportional takeover provisions to Shareholders

Potential advantages to Shareholders of the inclusion of proportional takeover provisions in the proposed Constitution are set out below:

(i)	The takeover approval provisions may enable Shareholders to act together and so avoid the coercion of Shareholders that might otherwise arise where they believe a partial offer is inadequate, but nevertheless accept through concern that a significant number of other Shareholders will accept.

(ii)	The takeover approval provisions may provide Shareholders with protection against being coerced into accepting a partial bid at a high premium where the bidder indicates its intention to mount a subsequent bid for the remaining Shares at a much reduced price. This puts pressure on Shareholders to accept the initial bid in order to maximise their returns.

(iii)	If a partial bid is made, the takeover approval provisions may make it more probable that a bidder will set its offer price at a level that will be attractive to at least a majority of Shareholders.

(iv)	The body of Shareholders may more effectively advise and guide the Directors’ response to a partial bid, and knowing the view of the majority of Shareholders may assist individual Shareholders to assess the likely outcome of the proportional bid and decide whether or not to accept an offer under the bid.

(v)	The takeover approval provisions may make it more probable that any takeover offer will be a full bid for the whole shareholding of each Shareholder, so that Shareholders may have the opportunity of disposing of all their Shares rather than only a proportion.

(d)	Disadvantages of the proportional takeover provisions to Shareholders

Potential disadvantages to Shareholders of the inclusion of proportional takeover provisions in the proposed Constitution are set out below:

(i)	By placing obstacles in the way of partial offers, the proposal may tend to discourage partial offers, thus reducing the opportunity for Shareholders to sell a portion of their holding.

(ii)	It is possible that the existence of the takeover approval provisions might have an adverse effect on the market value of the Company’s Shares by making a partial offer less likely thus reducing any takeover speculation element in the Share price.

(iii)	An individual Shareholder who wishes to accept a proportional offer will be unable to sell to the bidder unless a majority of Shareholders favour the proportional takeover scheme (which may be viewed as an additional restriction on the ability of individual Shareholders to deal freely in their Shares).

(iv)	If a proportional takeover offer is made, the Company will incur the cost of calling a meeting of Shareholders.

(e)	Advantages and disadvantages of the proportional takeover provisions for the Directors

Potential advantages and disadvantages to the Directors of the inclusion of proportional takeover provisions in the proposed Constitution are set out below:

(i)	If the Directors consider that a proportional bid should be opposed, they will be assisted in preventing the bidder from securing control of the Company as the bidder will need a majority of votes to be cast in its favour by the independent Shareholders, before the bidder can succeed.

(ii)	On the other hand, under the takeover approval provisions, if a proportional takeover offer is received, the Directors must call a meeting to seek the Shareholders’ views. They must do so even if the Directors believe that the offer should be accepted.

(iii)	At present (i.e. under the existing Constitution), it is only the Directors who express any formal view on the adequacy or otherwise of a takeover bid, on behalf of the Company. Under the takeover approval provisions the most effective view on a proportional bid will become the view expressed by the vote of the Shareholders themselves, at the meeting.

(iv)	The takeover approval provisions may make it easier for the Directors to discharge their fiduciary and statutory duties as directors in the event of a proportional takeover bid.

(f)	Reasons for inclusion of proportional takeover provisions in proposed Constitution

Having considered the advantages and disadvantages to Shareholders and the Directors, the Directors have decided to include provisions regarding proportional takeovers (as set out in rule 14 of the proposed Constitution), to give Shareholders an opportunity to take advantage of the protections which the takeover approval provisions offer, if a proportional takeover offer is made.

Board recommendation

The members of the Board believe that Resolution 8 is in the best interests of the Company and unanimously recommend that all Shareholders vote in favour of Resolution 8.

8	Resolution 9 – Amendment to Constitution to adopt proportional takeover provisions (conditional item)

Resolution 9 is subject to and conditional on Resolution 8 not being approved.

As noted above, the Corporations Act permits a company to include in its constitution provisions (called takeover approval provisions) requiring that a proportional or partial takeover offer (ie an offer for less than 100% of the shares but for the same proportion of each shareholder’s shares) be approved by a majority of shareholders, before it may proceed. In effect, the approval of Resolution 9 will enable the Company to refuse to register Shares acquired under a proportional takeover bid unless that bid is approved by a majority of Shareholders.

Pursuant to section 648G(3) of the Corporations Act, the Company’s Constitution does not currently contain provisions dealing with proportional takeover bids. The full text of the amendments is set out in Annexure C to this Explanatory Memorandum.

The following information is provided pursuant to section 648G of the Corporations Act.

(a)	Operation of the proportional takeover provisions

By inserting the proposed proportional takeover provisions into the Company’s Constitution (as set out in Annexure C) the registration of a transfer of Shares acquired under a proportional takeover offer will be prohibited unless an approving resolution is passed by Shareholders in the Company in the manner provided in the proposed proportional takeover provisions of the Company’s Constitution.

The proportional takeover provisions do not apply to a full takeover bid for all of the Shares of the Company.

If the proposed proportional takeover provisions are adopted and a proportional takeover offer is subsequently made for Shares in the Company, the Directors must seek Shareholder approval by a majority vote to register transfers under the proportional takeover bid. The Shareholder approval will be obtained at a general meeting of Shareholders.

Those Shareholders who are entitled to vote at the general meeting are the Shareholders (other than the bidder and its associates) who are recorded on the register of members at the end of the day on which the first of the takeover offers under the proportional takeover bid is made.

The resolution must be voted on at least 14 days before the last day of the offer period under the proportional takeover bid. The resolution will be passed if more than 50 percent of eligible votes are cast in favour of the approval. If no such resolution has been voted on at least 14 days before the last day of the bid period then a resolution to approve the registration of transfers under the bid is taken to have been passed.

If the resolution is not passed by a majority of the Shares voted, then the offer will be deemed to be withdrawn and registration of any transfer of Shares resulting from the offer will be prohibited.

Acceptances will be returned and any contracts formed by acceptance will be rescinded. If the resolution is approved, transfers of shares to the bidder will be registered provided they comply with the other provisions of the Constitution.

The proposed proportional takeover provisions will expire three years after the date of its adoption, unless renewed by Shareholders by special resolution.

(b)	Current acquisition proposals

As at the day on which the Notice and this Explanatory Memorandum is prepared, none of the Directors of the Company is aware of a proposal by a person to acquire, or to increase the extent of, a substantial interest in the Company.

(c)	Advantages of proportional takeover provisions to Shareholders

Potential advantages to Shareholders of the inclusion of proportional takeover provisions in the Company’s Constitution are set out below:

(i)	The takeover approval provisions may enable Shareholders to act together and so avoid the coercion of Shareholders that might otherwise arise where they believe a partial offer is inadequate, but nevertheless accept through concern that a significant number of other Shareholders will accept.

(ii)	The takeover approval provisions may provide Shareholders with protection against being coerced into accepting a partial bid at a high premium where the bidder indicates its intention to mount a subsequent bid for the remaining Shares at a much reduced price. This puts pressure on Shareholders to accept the initial bid in order to maximise their returns.

(iii)	If a partial bid is made, the takeover approval provisions may make it more probable that a bidder will set its offer price at a level that will be attractive to at least a majority of Shareholders.

(iv)	The body of Shareholders may more effectively advise and guide the Directors’ response to a partial bid, and knowing the view of the majority of Shareholders may assist individual Shareholders to assess the likely outcome of the proportional bid and decide whether or not to accept an offer under the bid.

(v)	The takeover approval provisions may make it more probable that any takeover offer will be a full bid for the whole shareholding of each Shareholder, so that Shareholders may have the opportunity of disposing of all their Shares rather than only a proportion.

(d)	Disadvantages of the proportional takeover provisions to Shareholders

Potential disadvantages to Shareholders of the inclusion of proportional takeover provisions in the Company’s Constitution are set out below:

(i)	By placing obstacles in the way of partial offers, the proposal may tend to discourage partial offers, thus reducing the opportunity for Shareholders to sell a portion of their holding.

(ii)	It is possible that the existence of the takeover approval provisions might have an adverse effect on the market value of the Company’s Shares by making a partial offer less likely thus reducing any takeover speculation element in the Share price.

(iii)	An individual Shareholder who wishes to accept a proportional offer will be unable to sell to the bidder unless a majority of Shareholders favour the proportional takeover scheme (which may be viewed as an additional restriction on the ability of individual Shareholders to deal freely in their Shares).

(iv)	If a proportional takeover offer is made, the Company will incur the cost of calling a meeting of Shareholders.

(e)	Advantages and disadvantages of the proportional takeover provisions for the Directors

Potential advantages and disadvantages to the Directors of the inclusion of proportional takeover provisions in the Company’s Constitution are set out below:

(i)	If the Directors consider that a proportional bid should be opposed, they will be assisted in preventing the bidder from securing control of the Company as the bidder will need a majority of votes to be cast in its favour by the independent Shareholders, before the bidder can succeed.

(ii)	On the other hand, under the takeover approval provisions, if a proportional takeover offer is received, the Directors must call a meeting to seek the Shareholders’ views. They must do so even if the Directors believe that the offer should be accepted.

(iii)	At present, it is only the Directors who express any formal view on the adequacy or otherwise of a takeover bid, on behalf of the Company. Under the takeover approval provisions the most effective view on a proportional bid will become the view expressed by the vote of the Shareholders themselves, at the meeting.

(iv)	The takeover approval provisions may make it easier for the Directors to discharge their fiduciary and statutory duties as directors in the event of a proportional takeover bid.

(f)	Reasons for proposing the Resolution

Having considered the advantages and disadvantages to Shareholders and the Directors, the Directors have decided to put this Resolution to Shareholders, to give Shareholders an opportunity to take advantage of the protections which the takeover approval provisions offer, if a proportional takeover offer is made.

Board recommendation

The members of the Board believe that Resolution 9 is in the best interests of the Company and unanimously recommend that all Shareholders vote in favour of Resolution 9.

GLOSSARY

$ means Australian dollars.

2004 ASX Plan means the employee incentive scheme known as the ‘2004 ASX Plan’, a summary of which is set out in Annexure A of this Explanatory Memorandum.

2018 ADS Plan means the employee incentive scheme known as the ‘2018 ADS Plan’, a summary of which is set out in Annexure B of this Explanatory Memorandum.

Accounting Standards has the meaning given to that term in the Corporations Act.

ADS means American Depositary Shares.

Annual General Meeting or Meeting means the Annual General Meeting convened by the Notice.

Annual Report means the annual report of the Company for the year ended 30 June 2025.

Associate has the meaning given to that term in the Listing Rules.

ASX means ASX Limited ABN 98 008 624 691 and, where the context permits, the Australian Securities Exchange operated by ASX Limited.

Auditor means the Company’s auditor from time to time (if any).

Auditor’s Report means the report of the Auditor contained in the Annual Report for the year ended 30 June 2025.

Board means the Directors.

Chair or Chairman means the individual elected to chair any meeting of the Company from time to time.

Closely Related Party has the meaning given to that term in the Corporations Act.

Company means Alterity Therapeutics Limited ABN 37 080 699 065.

Constitution means the Company’s constitution, as amended from time to time.

Corporations Act means Corporations Act 2001

(Cth).

Corporations Regulations means the Corporations Regulations 2001 (Cth).

Directors means the directors of the Company.

Directors’ Report means the report of the Directors contained in the Annual Report for the year ended 30 June 2025.

Equity Securities has the meaning given to that term in the Listing Rules.

Explanatory Memorandum means the explanatory memorandum accompanying the Notice.

Incentive has the meaning set out in Section 5.

Key Management Personnel has the meaning given to that term in the Accounting Standards.

Listing Rule 7.1A Mandate has the meaning set out in Section 6.

Listing Rules means the ASX Listing Rules.

MST means MST Financial Services Pty Ltd.

Notice or Notice of Meeting means the Notice of Annual General Meeting.

Option means an option to acquire a Share.

Placement has the meaning set out in Section 4.

Placement Shares has the meaning set out in Section 4.

Plans means the 2004 ASX Plan and the 2018 ADS Plan.

Proxy Form means the proxy form accompanying the Notice by way of email where the Shareholder has elected to receive notices by email, or the personalised proxy form accompanying the postcard circulated by way of post where the Shareholder has not elected to receive notices by email.

Relevant Period has the meaning set out in Section 6.

Remuneration Report means the remuneration report set out in the Annual Report for the year ended 30 June 2025.

Resolution means a resolution contained in the Notice.

Restricted Voter means Key Management Personnel and their Closely Related Parties as at the date of the Meeting.

Shareholder means a member of the Company from time to time.

Shares means fully paid ordinary shares in the capital of the Company.

Spill Meeting has the meaning set out in Section 2.

Spill Resolution has the meaning set out in Section 2.

Trading Day means a day determined by ASX to be a trading day in accordance with the Listing Rules.

Annexure A – Summary of the 2004 ASX Plan

The 2004 ASX Plan is administered by a Share Plan Committee. The Committee has authority, in its sole discretion, to issue share and grant options under the 2004 ASX Plan, to interpret the provisions of the 2004 ASX Plan and to prescribe, amend, and rescind rules and regulations relating to the 2004 ASX Plan or any issue or grant thereunder as it may deem necessary or advisable. All decisions made by the Committee pursuant to the provisions of the 2004 ASX Plan shall be final, conclusive and binding on all persons.

The number of shares issued or options granted, the exercise price and option term of options granted, and the vesting schedule and escrow periods of shares issued and options granted under the 2004 ASX Plan are determined by the Committee, in accordance with the provisions of the 2004 ASX Plan, and specified in an offer document from the Company and accepted by the eligible person, subject to the terms of the 2004 ASX Plan. Options granted under the 2004 ASX Plan will be unlisted and exercisable at an exercise price equal to less than market value of an ordinary share on the ASX at the date of grant, as set forth in the 2004 ASX Plan, or such other exercise price that the Committee determines to be appropriate under the circumstances. The term of an option granted under the 2004 ASX Plan will be determined by the Committee; however no option will be exercisable after the expiration of ten years from the date of its grant. Except as otherwise provided in the 2004 ASX Plan or determined by the Committee and set forth in an offer document, the issuance of shares and exercise of options granted under the 2004 ASX Plan will either (i) be subject to an escrow, under which such shares or options cannot be disposed of or exercised, respectively, within six months from the date of issue or grant (or 12 months if issued or granted to a director); or (ii) will vest over a four year period in four equal instalments, 25% at the end of each year from the date of grant. Shares issued and options granted under the 2004 ASX Plan may be subject to other performance criteria and hurdles, as determined by the Committee.

Annexure B – Summary of the 2018 ADS Plan

The purpose of the 2018 ADS Plan is to provide incentive for non-Australian based (particularly U.S. based) employees, officers, consultants, independent contractors and directors.

Options granted under the 2018 ADS Plan may be incentive stock options, as provided in Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified stock options. Incentive stock options may only be granted to employees of the Company and its subsidiaries (including, without limitation, officers and directors who are also employees of the Company and its subsidiaries) and may not be granted to any owner of 10% or more of the total combined voting power of all classes of stock of the Company and its subsidiaries, or a 10% holder. To the extent that the aggregate fair market value, determined on the date that an option is granted, of ADSs with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year exceeds U.S.$100,000, such option shall be treated as a non-qualified stock option.

Under the 2018 ADS Plan, the Company is entitled to grant to employees, officers, consultants, independent contractors and directors of the Company or any of its subsidiaries, from time to time, options to purchase American Depositary Shares, or ADSs, of the Company. ADSs that are forfeited under the terms of the 2018 ADS Plan and ADSs that are the subject of options that expire unexercised or which are otherwise surrendered by an optionee without receiving any payment or other benefit with respect thereto may again become available for new option grants under the 2018 ADS Plan.

The 2018 ADS Plan is administered by a Share Plan Committee. The Committee has authority, in its sole discretion, to grant options under the 2018 ADS Plan, to interpret the provisions of the 2018 ADS Plan and to prescribe, amend, and rescind rules and regulations relating to the 2018 ADS Plan or any options granted thereunder as it may deem necessary or advisable. All decisions made by the Committee pursuant to the provisions of the 2018 ADS Plan shall be final, conclusive and binding on all persons.

The type of option (incentive stock option or non-qualified stock option), exercise price, option term and vesting schedule of options granted under the 2018 ADS Plan are determined by the Committee, in accordance with the provisions of the ADS Plan, and specified in an option agreement by and between the Company and the optionee, subject to the terms of the 2018 ADS Plan. The exercise price per each ADS will be determined by the Committee at the time any option is granted, however the exercise price of an incentive stock option will not be less than 100% of the fair market value of such ADS on the date of the grant and the price of an incentive stock option granted to a 10% holder will not be less than 110% of the fair market value of such ADS on the date of the grant. Options granted under the 2018 ADS Plan will not be exercisable after the expiration of ten years from the date of grant, and in the case of an incentive stock option granted to a 10% holder, the term of the option will be five years from the date of grant or such shorter term as may be provided in the option agreement. The options will vest over a four year period in four equal instalments, 25% at the end of each year from the date of grant, unless otherwise provided by the Committee in an option agreement.

Options granted under the 2018 ADS Plan are not assignable or transferable by the grantee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the grantee only by the grantee or his or her guardian or legal representative.

Annexure C – Approval of Proportional Takeover Bids

Resolution 9 seeks Shareholder approval to adopt the amendments to the Company Constitution set out below. For completeness, Resolution 9 is subject to and conditional on Resolution 8 not being approved.

13.	Approval of Proportional Takeover Bids

13.1	Definitions

In this clause 13:

(a)	Approving Resolution, in relation to a Proportional Takeover Bid, means a resolution to approve the Proportional Takeover Bid passed in accordance with clause 13.3;

(b)	Proportional Takeover Bid means an off-market bid that is made or purports to be made under section 618(1)(b) of the Act in respect of a specified proportion of shares included in a class of shares in the Company; and

(c)	Approving Resolution Deadline, in relation to a Proportional Takeover Bid, means the day that is 14 days before the last day of the bid period in respect of the Proportional Takeover Bid.

13.2	Transfers not to be registered

Despite clauses 8.3 and 8.4, a transfer giving effect to a takeover contract resulting from the acceptance of an offer made under a Proportional Takeover Bid must not be registered unless and until an Approving Resolution to approve the Proportional Takeover Bid has been passed or is taken to have been passed in accordance with clause 13.3.

13.3	Resolution

(a)	Where offers have been made under a Proportional Takeover Bid, the directors must:

(i)	convene a meeting of the persons entitled to vote on the Approving Resolution for the purpose of considering and, if thought fit, passing an Approving Resolution to approve the Proportional Takeover Bid; and

(ii)	ensure that such a resolution is voted on in accordance with this clause 13.3,

before the Approving Resolution Deadline in relation to that Proportional Takeover Bid.

(b)	The provisions of this Constitution that apply to a general meeting of the Company apply:

(i)	with any changes that the circumstances require, to a meeting convened under clause 13.3(a); and

(ii)	as if the meeting convened under clause 13.3(a) were a general meeting of the Company.

(c)	The bidder under a Proportional Takeover Bid and any associates of the bidder are not entitled to vote on the Approving Resolution relating to that Proportional Takeover Bid and, if they do vote, their votes must not be counted.

(d)	Subject to clause 13.3(c), a person who, as at the end of the day on which the first offer under the Proportional Takeover Bid was made, held bid class shares is entitled to vote on the Approving Resolution relating to the Proportional Takeover Bid.

(e)	An Approving Resolution is to be taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 50%, and otherwise is to be taken to have been rejected.

(f)	If an Approving Resolution to approve a Proportional Takeover Bid has not been voted on in accordance with this clause 13.3 as at the end of the day before the Approving Resolution Deadline, an Approving Resolution to approve the Proportional Takeover Bid will be taken to have been passed in accordance with this clause 13.3.

13.4	Sunset

Clauses 13.3, 13.2 and 13.3 cease to have effect at the end of three years beginning:

(a)	on the date this Constitution is adopted by the Company; or

(b)	where those clauses have been renewed in accordance with the Act, on the date those clauses were last renewed.

Alterity Therapeutics Limited | ABN 37 080 699 065

# Proxy Voting Form

**If you are attending the Meeting in person, please bring this with you for Securityholder registration.**

Your proxy voting instruction must be received by **11:00am (AEDT) on Wednesday, 19 November 2025**, being **not later than 48 hours** before the commencement of the Meeting. Any Proxy Voting instructions received after that time will not be valid for the scheduled Meeting.

## SUBMIT YOUR PROXY

**Complete the form overleaf in accordance with the instructions set out below.**

**YOUR NAME AND ADDRESS**
The name and address shown above is as it appears on the Company's share register. If this information is incorrect, and you have an Issuer Sponsored holding, you can update your address through the investor portal: **https://investor.automic.com.au/#/home** Shareholders sponsored by a broker should advise their broker of any changes.

**STEP 1 - APPOINT A PROXY**
If you wish to appoint someone other than the Chair of the Meeting as your proxy, please write the name of that Individual or body corporate. A proxy need not be a Shareholder of the Company. Otherwise if you leave this box blank, the Chair of the Meeting will be appointed as your proxy by default.

**DEFAULT TO THE CHAIR OF THE MEETING**
Any directed proxies that are not voted on a poll at the Meeting will default to the Chair of the Meeting, who is required to vote these proxies as directed. Any undirected proxies that default to the Chair of the Meeting will be voted according to the instructions set out in this Proxy Voting Form, including where the Resolutions are connected directly or indirectly with the remuneration of Key Management Personnel.

**STEP 2 - VOTES ON ITEMS OF BUSINESS**
You may direct your proxy how to vote by marking one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

**APPOINTMENT OF SECOND PROXY**
You may appoint up to two proxies. If you appoint two proxies, you should complete two separate Proxy Voting Forms and specify the percentage or number each proxy may exercise. If you do not specify a percentage or number, each proxy may exercise half the votes. You must return both Proxy Voting Forms together. If you require an additional Proxy Voting Form, contact Automic Registry Services.

**SIGNING INSTRUCTIONS**
**Individual:** Where the holding is in one name, the Shareholder must sign.
**Joint holding:** Where the holding is in more than one name, all Shareholders should sign.
**Power of attorney:** If you have not already lodged the power of attorney with the registry, please attach a certified photocopy of the power of attorney to this Proxy Voting Form when you return it.
**Companies:** To be signed in accordance with your Constitution. Please sign in the appropriate box which indicates the office held by you.
**Email Address:** Please provide your email address in the space provided.
**By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible) such as a Notice of Meeting, Proxy Voting Form and Annual Report via email.**

**CORPORATE REPRESENTATIVES**
If a representative of the corporation is to attend the Meeting the appropriate 'Appointment of Corporate Representative' should be produced prior to admission. A form may be obtained from the Company's share registry online at https://automicgroup.com.au.

**Lodging your Proxy Voting Form:**

**Online**
Use your computer or smartphone to appoint a proxy at https://investor.automic.com.au/#/loginsah or scan the QR code below using your smartphone
**Login & Click on 'Meetings'. Use the Holder Number as shown at the top of this Proxy Voting Form.**

**BY MAIL:**
Automic
GPO Box 5193
Sydney NSW 2001

**IN PERSON:**
Automic
Level 5, 126 Phillip Street
Sydney NSW 2000

**BY EMAIL:**
meetings@automicgroup.com.au

**BY FACSIMILE:**
+61 2 8583 3040

**All enquiries to Automic:**
**WEBSITE:**
https://automicgroup.com.au

**PHONE:**
1300 288 664 (Within Australia)
+61 2 9698 5414 (Overseas)

SAMPLE

## STEP 1 - How to vote

**APPOINT A PROXY:**

I/We being a Shareholder entitled to attend and vote at the Annual General Meeting of Alterity Therapeutics Limited, to be held at **11:00am (AEDT) on Friday, 21 November 2025 at Deloitte Australia Offices, Level 30, 477 Collins Street, Melbourne VIC 3000** hereby:

**Appoint the Chair of the Meeting (Chair)** OR if you are not appointing the Chair of the Meeting as your proxy, please write in the box provided below the name of the person or body corporate you are appointing as your proxy or failing the person so named or, if no person is named, the Chair, or the Chair's nominee, to vote in accordance with the following directions, or, if no directions have been given, and subject to the relevant laws as the proxy sees fit and at any adjournment thereof.

**The Chair intends to vote undirected proxies in favour of all Resolutions in which the Chair is entitled to vote.**
Unless indicated otherwise by ticking the "for", "against" or "abstain" box you will be authorising the Chair to vote in accordance with the Chair's voting intention.

**AUTHORITY FOR CHAIR TO VOTE UNDIRECTED PROXIES ON REMUNERATION RELATED RESOLUTIONS**
Where I/we have appointed the Chair as my/our proxy (or where the Chair becomes my/our proxy by default), I/we expressly authorise the Chair to exercise my/our proxy on Resolutions 1, 5 and 6 (except where I/we have indicated a different voting intention below) even though Resolutions 1, 5 and 6 are connected directly or indirectly with the remuneration of a member of the Key Management Personnel, which includes the Chair.

AUTOMIC

ATH

## STEP 2 - Your voting direction

| Resolutions | | For | Against | Abstain |
|---|---|---|---|---|
| 1 | Non-binding resolution to adopt Remuneration Report | | | |
| 2 | Re-election of Mr Brian Meltzer as a Director | | | |
| 3 | Ratification of issue of Placement Shares under Listing Rule 7.1 | | | |
| 4 | Ratification of issue of Placement Shares under Listing Rule 7.1A | | | |
| 5 | Approval of the issue of Incentives under the 2004 ASX Plan | | | |
| 6 | Approval of the issue of Incentives under the 2018 ADS Plan | | | |
| 7 | Approval of Additional 10% Placement Capacity | | | |
| 8 | Adoption of Constitution | | | |
| 9 | Amendment to Constitution to adopt proportional takeover provisions (conditional item) | | | |

*Please note: If you mark the abstain box for a particular Resolution, you are directing your proxy not to vote on that Resolution on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.*

## STEP 3 – Signatures and contact details

| Individual or Securityholder 1 | Securityholder 2 | Securityholder 3 |
|---|---|---|
| | | |
| Sole Director and Sole Company Secretary | Director | Director / Company Secretary |

Contact Name:

Email Address:

Contact Daytime Telephone

Date (DD/MM/YY)

/ /

**By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible).**

SAMPLE